Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF KUKLAMOO

Family deal portal focuses on high growth, underserved segment of daily deal market

Toronto, Ontario – June 6, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of the latest member of its group of portfolio companies, Kuklamoo (“Kuklamoo”).

Kuklamoo is a family information Web destination and national deal site.  Its goal is to provide young families with relevant, current, lifestyle information and access to specially curated, high-value deals with savings averaging between 30 and 90 percent.

The informational section of the property includes valuable information from a team of well known mom-authors. The articles are thought provoking, contemporary and fully searchable. It is a key objective of the Kuklamoo team to expand upon this component of the Web presence and provide an even broader range of information on a more varied list of topics.

The growth opportunity for a family focused daily commerce site is significant, with it currently representing only a small portion of the overall segment sales of over $3 billion dollars annually. The market has taken notice of this potential, with family focussed daily deal site Zulily recently raising $43 million dollars at pricing structure which values the company at over $700 million dollars.

“The launch of Kuklamoo is great news for Northcore and our shareholders,” said Amit Monga, CEO of Northcore Technologies. "We believe that the family deal segment has been underserved and offers great potential for growth. Stakeholders can expect some exciting developments around our new property in the near term."

For additional information please visit http://www.kuklamoo.com.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Northcore Announces Launch of Kuklamoo

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com